As filed with the Securities and Exchange Commission on June 13, 2007
================================================================================
Registration No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                               ICICI BANK LIMITED

   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not Applicable
                   (Translation of issuer's name into English)

                                Republic of India
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 +1 212 250 9100

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                               Mr. G. V. S. Ramesh
                        Joint General Manager, ICICI Bank
                         New York Representative Office
                          500 Fifth Avenue, Suite 2830
                               New York, NY 10110
                                 +1 646 827 8448

       (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

  Francis Fitzherbert-Brockholes, Esq.          Margaret E. Tahyar, Esq.
            White & Case LLP                      Davis Polk & Wardwell
           5 Old Broad Street                121, avenue des Champs-Elysees
             London EC2N 1DW                           75008 Paris
            +44 20 7532 1000                        +33 1 56 59 36 00

It is proposed that this filing become effective under Rule 466:
                                                  [X] immediately upon filing.
                                                  [ ] on [Date] at [Time].

If a separate registration statement has been filed to register the deposited shares, check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

                                                          Proposed Maximum     Proposed Maximum
        Title of Each Class of            Amount to be     Aggregate Price    Aggregate Offering       Amount of
     Securities to be Registered           Registered        Per Unit(*)           Price(**)       Registration Fee
---------------------------------------   ------------   ------------------   ------------------   ----------------
American Depositary Shares evidenced by    800,000,000         $       0.05   $       40,000,000        $     1,228
 American Depositary Receipts, each
 American Depositary Share representing       ADSs
 2 shares, Rs.10 par value, of ICICI
 Bank Limited (the "shares")

*    Each unit represents one American Depositary Share.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

================================================================================

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 Cross Reference

                                           Location in Form of Receipt
Item Number and Caption                    Filed Herewith as Prospectus
---------------------------------------    -------------------------------------
1.   Name of depositary and address of     Face of Receipt, Introductory Article
     its principal executive office

2.   Title of American Depositary          Face of Receipt, Introductory Article
     Receipts and identity of deposited
     securities

     Terms of Deposit:

     (i)  The amount of deposited          Face of Receipt, Introductory Article
          securities represented by one    upper right corner
          unit of American Depositary
          Receipts

     (ii) The procedure for voting,        Reverse of Receipt, Article 17
          if any, the deposited
          securities

     (iii)The collection and               Reverse of Receipt, Article 13
          distribution of dividends

     (iv) The transmission of notices,     Face of Receipt, Article 11
          reports and proxy soliciting
          material

     (v)  The sale or exercise of          Reverse of Receipt, Article 14
          rights

     (vi) The deposit or sale of           Face of Receipt, Article 3, Reverse
          securities resulting from        of Receipt, Articles 13 and 18
          dividends, splits or plans of
          reorganization

     (vii)Amendment, extension or          Reverse of Receipt, Articles 21
          termination of the deposit       and 22 (no provision for extension)
          arrangements

     (viii) Rights of holders of           Face of Receipt, Article 11
          American Depositary Receipts
          to inspect the books of the
          depositary and the list of
          holders of Receipts

     (ix) Restrictions upon the right      Face of Receipt, Articles 2 and 4
          to transfer or withdraw the
          underlying securities

     (x)  Limitation upon the liability    Reverse of Receipt, Articles 13, 19
          of the depositary                and 22

3.   Fees and Charges                      Face of Receipt, Article 7

ITEM 2. AVAILABLE INFORMATION

Public reports furnished by issuer                    Face of Receipt Article 11

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary and, where made available by the Commission, on the Commission's website (www.sec.gov).

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

(a) Form of Deposit Agreement. Form of Deposit Agreement by and among ICICI Bank Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto, filed as Exhibit (a) to Form F-6 (File Number 333-11504), dated February 18, 2000, and incorporated herein by reference.

(b)(1) Letter Agreements. Letter Agreements dated February 19, 2002 and April 1, 2002 between the Company and the Depositary amending and supplementing the Deposit Agreement, incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2002 filed on September 30, 2002.

(b)(2) Letter Agreement. Letter Agreement dated March 8, 2005 between the Company and the Depositary amending the Deposit Agreement to change the Company's agent for service of process, filed as Exhibit (b)(2) to Form F-6 (File number 333-123236), dated March 10, 2005, and incorporated herein by reference.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed as Exhibit (d) to Form F-6 (File number 333-123236), dated March 10, 2005, and incorporated herein by reference.

(e) Certification under Rule 466. Filed as Exhibit (e) to Form F-6 (File number 333-123236), dated March 10, 2005, and incorporated herein by reference.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Not applicable.

ITEM 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt at least thirty days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, dated as of March 31, 2000, by and among the Company, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on June 13, 2007.

                                      Legal entity created by the agreement for the issuance of American Depositary Receipts for Registered Shares, Par Value Rs.10 each, of ICICI Bank Limited.


                                      By:  DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                           as Depositary


                                      By:  /s/ Jane Taylor
                                           -------------------------------------
                                      Name:  Jane Taylor
                                      Title: Director


                                      By:  /s/ Tom Murphy
                                           -------------------------------------
                                      Name:  Tom Murphy
                                      Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, ICICI Bank Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mumbai, India on June 13, 2007.

                                      ICICI BANK LIMITED


                                      By: /s/ Joytin Mehta
                                          --------------------------------------
                                      Name:  Mr. Jyotin Mehta
                                      Title: General Manager and Company
                                             Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                                 TITLE                       DATE
---------------------------------------    -----------------------------------    -------------
        *
--------------------
Mr. Narayanan Vaghul                                    Chairman


        *
------------------
Mr. Sridar Iyengar                               Non-Executive Director


/s/ Ram Kishore Joshi
---------------------
Mr. Ram Kishore Joshi                            Non-Executive Director           June 13, 2007


          *
------------------------
Mr. Lakshmi Niwas Mittal                         Non-Executive Director


/s/ Narendra Murkumbi
---------------------
Mr. Narendra Murkumbi                            Non-Executive Director           June 13, 2007


          *
----------------------
Mr. Anupam Pradip Puri                           Non-Executive Director


     *
-------------
Mr. Vinod Rai                                    Non-Executive Director


/s/ Mahendra Kumar Sharma
-------------------------
Mr. Mahendra Kumar Sharma                        Non-Executive Director           June 13, 2007


         *
---------------------
Mr. Priya Mohan Sinha                            Non-Executive Director


/s/ T.S. Vijayan
----------------
Mr. T.S. Vijayan                                 Non-Executive Director           June 13, 2007


        *
--------------------
Prof. Marti Gurunath
   Subrahmanyam                                  Non-Executive Director


       *
-----------------
Mr. V. Prem Watsa                                Non-Executive Director


/s/ Kundapur Vaman Kamath
-------------------------                  Managing Director & Chief Executive    June 13, 2007
Mr. Kundapur Vaman Kamath                                Officer

SIGNATURE                                                 TITLE                       DATE
---------------------------------------    -----------------------------------    -------------
/s/ Chandra Kochlar
-------------------
Mr. Chandra Kochlar                              Deputy Managing Director         June 13, 2007


/s/ Nachiket Mor
----------------
Dr. Nachiket Mor                                 Deputy Managing Director         June 13, 2007


/s/ Madhabi Puri-Buch
---------------------
Ms. Madhabi Puri-Buch                               Executive Director            June 13, 2007


/s/ V. Vaidyanathan
-------------------
Mr. V. Vaidyanathan                                 Executive Director            June 13, 2007


/s/ Vishakha Mulye
------------------
Ms. Vishakha Mulye                            Group Chief Financial Officer       June 13, 2007


By: /s/ Nilesh Trivedi                                                            June 13, 2007
    ------------------
    Mr. Nilesh Trivedi
    Attorney-in-Fact

Authorized Representative


         /s/ G.V.S. Ramesh                                                        June 13, 2007
---------------------------------------
Mr. G.V.S. Ramesh, as duly authorized
representative of ICICI Bank Limited in
the United States.

                                INDEX TO EXHIBITS

                                                                   Sequentially
Exhibit Number                                                     Numbered Page
---------------------------------------------------------------    -------------
(a)  Form of Deposit Agreement among ICICI Bank Limited (the
     "Company"), Deutsche Bank Trust Company Americas, formerly
     Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the
     "Deposit Agreement"), including the form of American
     Depositary Receipt to be issued thereunder, attached as Exhibit A thereto, filed as Exhibit (a) to Form F-6 (File
     Number 333-11504), dated February 18, 2000, and incorporated herein by reference.

(b)(1) Letter Agreements dated February 19, 2002 and April 1, 2002 between the Company and the Depositary amending and supplementing the Deposit Agreement, incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2002 filed on September 30, 2002.

(b)(2) Letter Agreement dated March 8, 2005 between the Company and the Depositary amending the Deposit Agreement to change the Company's agent for service of process, filed as Exhibit (b)(2) to Form F-6 (File number 333-123236), dated March 10, 2005, and incorporated herein by reference.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed as Exhibit (d) to Form F-6 (File number 333-123236), dated March 10, 2005, and incorporated herein by reference.

(e)  Certification under Rule 466. Filed as Exhibit (e) to Form
     F-6 (File number 333-123236), dated March 10, 2005, and incorporated herein by reference.